UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 20, 2008

Jack W. Murphy
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Re: Dreyfus Money Funds

Dear Mr. Murphy:

Based on the facts and representations contained in your September 19, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against the Dreyfus money market funds listed in Exhibit I to your letter (the "Funds"), and The Bank of New York Mellon (the "BNY Mellon"), The Bank of New York Mellon (together with BNY Mellon, the "BNY Mellon Entities"), or their affiliates (together with the BNY Mellon Entities, the "Purchasers"), under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchasers purchase from the Funds any of the securities in each Fund's portfolio as of the date of your letter that are Eligible Securities, as defined in rule 2a-7 under the Act, at the amortized cost (including any accrued and unpaid interest) of each purchased security.[1] The relief provided herein is limited to transactions executed during the 60 day period from the date of your letter and to securities the market value of which at the time of purchase is equal to or less than their amortized cost value.

Each Fund is an open-end management investment company registered under the Investment Company Act of 1940. BNY Mellon is the parent company of the Funds' investment adviser, The Dreyfus Corporation ("Dreyfus"). The Bank of New York Mellon is an affiliated person, as defined in Section 2(a)(3), of BNY Mellon. The Purchasers are therefore affiliated persons of an affiliated person of the Funds.

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1 This letter confirms oral no-action relief provided by the undersigned to Jack W. Murphy on September 19, 2008.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[2]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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2 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JACK W. MURPHY

jack.murphy@dechert.com
+1 202 261 3303 Direct
+1 202 261 3003 Fax

Investment Company Act of 1940
Section 17(a) and Rule 17a-9

September 19, 2008

Robert E. Plaze
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Dreyfus Money Funds – Request Under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing to you on behalf of the funds listed on Exhibit I to this letter (the "Funds"), each an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") for which The Dreyfus Corporation ("Dreyfus") serves as investment adviser. We respectfully request assurance that the staff of the Division of Investment Management (the "Division") will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") under Section 17(a) or the rules thereunder, if each Fund enters into the transactions discussed below with The Bank of New York Mellon Corporation ("BNY Mellon"), the parent company of Dreyfus, The Bank of New York Mellon, an affiliate of BNY Mellon, or their affiliates (together, the BNY Mellon Entities) within the next 60-day period.

BACKGROUND AND PROPOSAL

Each Fund is a "money market fund" that seeks to maintain a stable net asset value per share of $1.00 in reliance on Rule 2a-7 under the Investment Company Act of 1940 ("1940 Act"). The Funds invest, among other things, in corporate debt obligations, including notes and commercial paper issued by corporate and commercial entities (the "Securities"). This request for relief relates to all of the Securities which are "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act) as of the date of this letter (the "Covered Securities"). Given recent market events, the secondary market for these holdings has become increasingly illiquid, making it difficult, for the Funds to sell the Covered Securities in an orderly fashion. At the same time, the Funds intend to continue to honor redemption requests as required by the 1940 Act. Given the lack of liquidity in the market, Dreyfus has considered options to ensure that the Funds have access to sufficient liquidity to meet redemptions. Among these options are the proposed transactions whereby a BNY Mellon Entity would purchase Covered Securities from a Fund at the current amortized cost value (in each case, including accrued interest) of the Covered Securities on the day of the sale. Dreyfus believes that having the option of selling Covered Securities to the BNY Mellon Entities will provide the Funds with a ready buyer for portfolio securities in the event that it becomes necessary for a Fund to liquidate portfolio securities to meet anticipated redemption requests and that it is an inopportune time to sell the Covered Securities in the secondary market.

Given the unprecedented lack of liquidity in the markets for corporate paper, Dreyfus believes that arranging for the BNY Mellon Entities to be able to purchase Covered Securities from the Funds represents a prudent step that will assist the Funds' ability to meet redemptions, help the Funds to avoid selling securities at an inopportune time and help preserve the ability of each Fund to maintain a stable net asset value per share. Any such purchases of the Covered Securities by a BNY Mellon Entity would comply with all of the conditions of Rule 17a-9 under the 1940 Act, except that the Covered Securities purchased would be "Eligible Securities" under paragraph (a)(10) of Rule 2a-7. Accordingly, any such purchase would be effected for cash and would be at a price equal to the greater of the amortized cost value of the Covered Securities or the market value of the Covered Securities, in each case plus accrued interest and measured at the time of the transaction. Each Fund's board of directors/trustees (the "Board") has authorized these proposed transactions as being in the best interests of the Fund and its shareholders.

LEGAL ISSUE PRESENTED

Dreyfus and each BNY Mellon Entity may be deemed to be affiliates (or affiliates of an affiliate) of the Funds under Section 2(a)(3) of the 1940 Act. As a result, a purchase of Covered Securities by a BNY Mellon Entity under the proposed transaction would fall within the prohibitions of Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company or any affiliated person of such person, acting as principal, knowingly to purchase any security or other property from the investment company. As noted above, any proposed purchase of Covered Securities from a Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Covered Securities are still "Eligible Securities" (as that term is defined in Rule 2a-7 under the 1940 Act).

As investment adviser to the Funds, Dreyfus is aware of its fiduciary duties to each Fund and its shareholders under the 1940 Act and the Investment Advisers Act of 1940. In selecting the

Covered Securities to be sold in the proposed transactions, Dreyfus will act in a manner consistent with its fiduciary duties, considering only the best interests of the Fund and the goal of meeting redemptions while maintaining a stable net asset value per share.

CONCLUSION

Each Fund's Board, including the directors/trustees who are not "interested persons" of the Fund as that term is defined in Section 2(a)(19) of the 1940 Act, and Dreyfus, in its role as the investment adviser to each Fund, have determined that it would be in the best interest of each Fund and its shareholders if the BNY Mellon Entities are allowed to purchase Covered Securities from the Fund as necessary to permit the Fund to meet redemptions and/or maintain its stable net asset value per share. Accordingly, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action under Section 17(a) of the 1940 Act if the BNY Mellon Entities purchase Covered Securities from the Funds as contemplated above.

We would be happy to answer any questions that the staff may have regarding this request or to provide additional information. Please do not hesitate to call the undersigned at 202.261.3303 or Julien Bourgeois at 202.261.3451.

Sincerely,

Jack W. Murphy

cc: Dalia O. Blass – Division of Investment Management - SEC
Stuart H. Coleman - Stroock & Stroock & Lavan LLP
Michael A. Rosenberg – The Dreyfus Corporation

EXHIBIT I TO NO-ACTION REQUEST

Fund Name
BNY Mellon Money Market Fund (a series of BNY Mellon Funds Trust)
BNY Mellon National Municipal Money Market Fund (a series of BNY Mellon Funds Trust)
CitizensSelect Prime Money Market Fund (a series of CitizensSelect Funds)
CitizensSelect Treasury Money Market Fund (a series of CitizensSelect Funds)
Dreyfus BASIC Money Market Fund, Inc.
Dreyfus BASIC U.S. Government Money Market Fund
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Government Cash Management
Dreyfus Government Prime Cash Management
Dreyfus Institutional Money Market Fund—Government Securities (a series of Dreyfus Institutional Money Market Fund)
Dreyfus Institutional Money Market Fund—Money Market (a series of Dreyfus Institutional Money Market Fund)
Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Dreyfus Institutional Preferred Money Market Fund
Dreyfus Institutional Preferred Plus Money Market Fund
Dreyfus Institutional Reserves Treasury Prime Fund
Dreyfus Institutional Reserves Government Fund
Dreyfus Institutional Reserves Treasury Fund
Dreyfus Institutional Reserves Money Fund

Dreyfus AMT-Free Municipal Reserves
Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus BASIC California Municipal Money Market Fund
Dreyfus BASIC Massachusetts Municipal Money Market Fund
Dreyfus BASIC New York Municipal Money Market Fund
Dreyfus Liquid Assets, Inc.
Dreyfus Massachusetts Municipal Money Market Fund
Dreyfus Money Market Instruments—Government Securities (a series of Dreyfus Money Market Instruments, Inc.)
Dreyfus Money Market Instruments—Money Market (a series of Dreyfus Money Market Instruments, Inc.)
Dreyfus Municipal Cash Management Plus
Dreyfus BASIC Municipal Money Market Fund
Dreyfus BASIC New Jersey Municipal Money Market Fund
Dreyfus Municipal Money Market Fund, Inc.
Dreyfus New Jersey Municipal Money Market Fund, Inc.
Dreyfus New York Municipal Cash Management
Dreyfus New York AMT-Free Municipal Money Market Fund
Dreyfus Pennsylvania Municipal Money Market Fund
Dreyfus California AMT-Free Municipal Cash Management
Dreyfus New York AMT-Free Municipal Cash Management
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury & Agency Cash Management
Dreyfus Treasury Prime Cash Management
Dreyfus 100% U.S. Treasury Money Market Fund
Dreyfus Variable Investment Fund—Money Market Portfolio

Dreyfus Worldwide Dollar Money Market Fund, Inc.
General California Municipal Money Market Fund
General Treasury Prime Money Market Fund (a series of General Government Securities Money Market Funds, Inc.)
General Government Securities Money Market Fund (a series of General Government Securities Money Market Funds, Inc.)
General Money Market Fund, Inc.
General Municipal Money Market Fund
General New York Municipal Money Market Fund

APPENDIX A TO NO-ACTION REQUEST

PHOENIX MONEY MARKET FUND

Issuer	Cusip Number	Principal Amount	Maturity Date
International Lease Finance Corporation	45974MKF4	$1,040,000	10/15/2008
International Lease Finance Corporation	45974MKM9	$2,180,000	10/21/2008

PHOENIX MONEY MARKET

Issuer	Cusip Number	Principal Amount	Maturity Date
International Lease Finance Corporation	45974MJN9	$2,165,000	9/22/2008
International Lease Finance Corporation	45974MJQ2	$3,500,000	9/24/2008
International Lease Finance Corporation	45974MKM9	$3,525,000	10/21/2008

END